Exhibit 99.1

Intellistake Progresses IntelliScope AI Agent Development with PowerBank Corp. as Enterprise Beta Partner

TORONTO, ON September 24, 2025 – POWERBANK CORPORATION (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”) today announces continued progress in its partnership with Intellistake Technologies Corp. (CSE: ISTK) (“Intellistake”) as PowerBank is participating as a closed beta partner on the development of IntelliScope, Intellistake’s enterprise Artificial Intelligence (“AI”) suite. Powerbank will provide long-term testing and feedback to support the refinement of IntelliScope’s first enterprise-facing agent.

The IntelliScope suite is being developed as a collection of modular AI agents designed to transform how enterprises access and interpret intelligence. The first enterprise-facing agent is focused on the energy sector, where it will be applied to real-world data and regulatory requirements using a structured, step-by-step workflow. Planned capabilities include analyzing geological and environmental data to identify optimal sites for renewable projects, monitoring regulatory and market shifts, and generating concise intelligence summaries to help decision-makers cut through noise. The goal is to provide practical solutions that improve workflow efficiency while giving enterprises confidence that decisions are based on transparent intelligence — with every output traceable to its source through decentralized AI infrastructure.

“Our goal with IntelliScope is to prove that decentralized AI can deliver enterprise intelligence that enterprises can trust,” said Liam Harpur, VP of Technology & Development at Intellistake. “This is a very exciting time as PowerBank’s role as a beta partner ensures that we are building with real-world use cases in mind, starting with one of the most data-intensive industries: energy.”

Dr. Richard Lu, CEO of PowerBank added:

“We are excited to partner with Intellistake in this beta program. Our sector is shaped by constant regulatory shifts, technological advances, and project siting challenges. This collaboration gives us the chance to see firsthand how emerging AI tools can enhance decision-making, improve efficiency, and even how it will evolve through our feedback during development.”

Jason Dussault, CEO of Intellistake, also commented:

“AI agents have the potential to evolve into trusted systems that can communicate, collaborate, and execute on behalf of enterprises. As seen with Meta’s recent advancements—and echoed by leaders like OpenAI and Google—the shift toward intelligent, interoperable agents is undeniable. As Gartner’s Anushree Verma has observed, AI agents are expected to progress from basic assistants today to task-specific agents by 2026 and ultimately multiagent ecosystems by 20291. That’s the future we’re aiming to build toward at Intellistake—only with the added transparency and trust that comes from decentralized infrastructure.”

1) https://www.uctoday.com/unified-communications/gartner-predicts-40-of-enterprise-apps-will-feature-ai-agents-by-2026/

The closed beta marks an important milestone in advancing IntelliScope’s enterprise applications. The current stage of beta testing involves a scoping exercise where IntelliScope is working with PowerBank to fully understand it needs and functionality requests. Following the conclusion of the scoping exercise, Intellistake will develop a user interface that is built on top of the existing Intelliscope AI agent and customized for PowerBank’s needs. Intellistake will provide updates as beta modules progress, in line with Intellistake’s broader vision of building a decentralized, transparent platform for enterprise intelligence. PowerBank is solely a beta testing partner and does not have an ownership interest in Intelliscope.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Intellistake

Intellistake Technologies Corp. (CSE: ISTK) provides software solutions that leverage decentralized AI infrastructure to deliver enterprise-grade intelligence. Through validator operations, strategic token participation, and the development of enterprise AI agents, Intellistake bridges the gap between emerging decentralized networks and real-world industry adoption.

For additional information on the business of Intellistake please refer to https://www.intellistake.ai/.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the partnership between Intellistake and PowerBank, expected benefits of Intelliscope for PowerBank, expectations regarding the market for digital currencies and decentralized AI, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559